May 17, 2012

4166 Sonia Street
Livermore, CA 94550

Mr. David Tomasello
Director & Chairman of the Board
NeoMagic Corporation
2372-A Qume Dr.
San Jose, California 95131

David:

This letter is addressed to you as Chairman of the NeoMagic Board. This is formal notification of my resignation from the NeoMagic Corporation Board and the Nominating and Governance Committee effective immediately.

After much thought and consideration, this decision is made for a number of reasons.

First, NeoMagic's continued operation without a Chief Financial Officer (CFO).

Second, without financial reports it is difficult to offer counsel and advice as a Director.

Third, the company is continuing to operate in an SEC silent period ('gone dark') ceasing to file audited financial statements with the SEC and therefore is not sharing financial information with shareholders.

Fourth, it has become clear there is limited opportunity to contribute on a tactical as well as a strategic level.

Personally, I wish NeoMagic's investors and employees success in the future.

Sincerely,

Charles F. Bellavia

Charles F. Bellavia

CC: Syed Zaidi
Scott Sullinger
Andrew Rosengard
Joe Fitzgerald
Jorge Granier